UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                                     0-14659
                                                                 ---------------
                                                                 SEC FILE NUMBER


                                                                   878329-10-1
                                                                 ---------------
                                                                 CUSIP NUMBER

     [ x ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

     For the period ended: December 31, 2001
                           --------------------------

     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR

     For the transition period ended:   N/A
                                        ----------------------------------------

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
     TYPE.

     NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: This filing relates to the entire Form 10-K for the period ended December 31, 2001.

PART I - REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:          Techdyne, Inc.

FORMER NAME IF APPLICABLE:

ADDRESS OF PRINCIPAL EXECUTIVE
OFFICE (STREET AND NUMBER):       2230 West 77th Street

CITY, STATE AND ZIP CODE          Hialeah, Florida  33016



PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ X ]         (b)   The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, 11-K or Form
                        N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

EXPLANATION:

         The Company experienced a fire in its administrative offices on the evening of February 25, 2002 that destroyed approximately 25% of the office and caused smoke and water damage to the remainder. The portions of the office housing the purchasing and accounting functions experienced the most damage. Because of fire department and insurance investigations, the


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

Company was unable to access the office until March 1, when it began efforts to reconstruct lost documents and clean those that it was able to recover. As of the date of this notification, the Company has been able to recover or restore approximately 85% of the documents and other information stored in this facility.

         As a consequence of this incident, information necessary to complete the preparation and audit of the Company's 2001 financial statements has not been accessible, and management time that would otherwise be devoted to this task has been diverted to the recovery effort. For the same reasons the Company has been unable to timely complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2001.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  David L. Watts - (937) 220-9777, extension 102

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                            [ x ] Yes       [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [x] Yes         [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE:

         Preliminary audit results indicate that the Company incurred a net loss for the year ended December 31, 2001 of approximately $2,800,000 (a loss of approximately $.43 per share on a basic and fully diluted basis), as compared to reported net income in the previous year of $565,027 ($.09 per share, basic and fully diluted). The net loss is attributable primarily to a decline in revenues from sales from $52,712,819 in 2000 to approximately $36,800,000 in 2001. The decline in sales was due to the general economic recession in 2001, and its heightened impact on the technology and telecommunications sectors, which comprise a substantial portion of the Company's customer base. The Company believes that the impact which the recession had on its 2001 results was not substantially different than that experienced by other companies in the contract electronics manufacturing business.


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


         Techdyne, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized .


Date:  April 1, 2002                                 /s/ Barry J. Pardon
                                                     ---------------------------
                                                     Barry J. Pardon, President


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